Mail Stop 3561

 					August 15, 2005



Ms. Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
P.O. Box 1028
Gonzales, Louisiana 70707

	Re:	Crown Crafts, Inc.
		Form 10-K for Fiscal Year Ended April 3, 2005
		Filed June 21, 2005
		File No. 1-7604

Dear Ms. Samson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 3, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 7

Results of Operations, page 7
2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the decrease in sales from 2003 to 2004, you should quantify the extent to which the changes in buying patterns by several customers, changes in internal business strategies and the shipment of several new products in 2003 each contributed to the overall change. See
Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Controls and Procedures, page 13
3. We note your chief executive and financial officers concluded that your disclosure controls and procedures were effective, "in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company`s periodic filings under the Exchange Act."
Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."
See Exchange Act Rule 13a-15(e).
4. We note that your evaluation of the effectiveness of disclosure controls and procedures was performed as of the end of the period covered by the report. Further, we note your statement that, "Since such evaluation, there have not been any significant changes in the
Company`s internal controls or in other factors that could significantly affect such controls." Please revise your disclosure to identify any changes, rather than only significant changes, in your internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Additionally, given these changes, please confirm to us that there were no changes in internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.



Schedule II, page 16
5. Please explain to us the nature of the $637 thousand debit to allowance for customer deductions in fiscal year 2005. In doing so, please justify the timing of this entry.

Note 2 - Summary of Significant Accounting Policies, page F-6
6. Please disclose your policy for classifying shipping and handling costs in the statement of operations. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling.
See EITF 00-10.

Revenue Recognition, page F-6
7. It is unclear whether sales are reported net of "allowances against accounts receivable." As such, please revise your disclosure to clearly describe your accounting policy for all payments to resellers, including the statement of earnings line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item in MD&A, if material to an understanding of your ability to maintain or increase sales volumes.
Additionally, if treated as an expense, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Stock-Based Compensation, page F-8
8. Given the fluctuations in your stock price disclosed in Item 5, please explain your basis for using a volatility of 10% in your Black-Scholes option-pricing model. See paragraphs 284-285 and Appendix F to SFAS 123.

Note 5. Financing Arrangements, page F-10
9. Please disclose the fair value of financial instruments for which it is practicable to estimate that value. Additionally, disclose the method(s) and significant assumptions used to estimate the fair value. See paragraph 10 of SFAS 107.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Ms. Samson
Crown Crafts, Inc.
August 15, 2005
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